Exhibit 99.1

BAYTEX ANNOUNCES SALE OF NORTH DAKOTA ASSETS

CALGARY, ALBERTA (July 29, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that it has entered into an agreement to sell its North Dakota assets (the “Assets”) to SM Energy Company, effective July 1, 2014, for gross proceeds of approximately $357 million (US$330.5 million). The transaction is expected to close toward the end of the third quarter with after tax net proceeds from the sale, estimated at $275 million, to be applied against outstanding bank indebtedness.

Production from the Assets averaged approximately 3,200 boe/d in the second quarter of 2014. As of December 31, 2013, the Assets were estimated to have proved plus probable reserves of 53.5 million boe (81% oil and NGL).

The disposition proceeds represent attractive metrics of $111,600 per flowing boe (based on second quarter 2014 production) and $20.09 per boe of proved plus probable reserves (including future development costs of $718 million).

This divestiture follows a portfolio review of our assets that was initiated late in the second quarter, in anticipation of the Eagle Ford transaction. During this review, we identified assets representing 5% to 10% of our production that are not likely to command capital going forward given our plans to direct capital to the highest rate of return projects in our portfolio. We will continue to assess the market for any future divestitures.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to but not limited to: the timing of closing of the asset disposition; the estimated proceeds from the asset disposition; the intended use of the proceeds from the asset disposition; future development costs for the Assets; and the results of our asset portfolio review, including the possibility of further asset divestitures. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.
These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt of any required approvals for the asset disposition; the satisfaction or waiver of the other conditions to asset disposition; and completion of the asset disposition. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the asset disposition may not be completed on the terms contemplated or at all; closing of the asset disposition could be delayed or not completed if we are not able to obtain the necessary approvals required for completion or, unless waived, some other condition to closing is not satisfied; and other factors, many of which are beyond the control of Baytex. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's

Baytex Energy Corp.
Press Release – July 29, 2014

Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Oil equivalent amounts may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All amounts are in Canadian dollars unless otherwise noted.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford and Williston Basin in the United States. Approximately 86% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com